October 28, 2004

Office of the Chief Accountant
Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We have read Old Point Financial Corporation’s statements included under Item 4 of its Form 8-K/A dated June 22, 2004, and we agree with such statements, except that we are not in a position to agree or disagree with Old Point Financial Corporation’s statement that the change was recommended by the Audit Committee, and we are not in a position to agree or disagree with Old Point Financial Corporation’s statement that Yount, Hyde & Barbour, PC was not engaged regarding the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on Old Point Financial Corporation’s consolidated financial statements.

Very truly yours,

/s/ Witt Mares Eggleston Smith, PLC
Witt Mares Eggleston Smith, PLC